Filed by Sprint Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Sprint Corporation
Commission File No.: 001-04721

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T-Mobile 5G For All

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T-Mobile
Sprint
CREATING ROBUST COMPETITION IN THE 5G ERA
There is a technology revolution on the horizon, and it's called 5G. The race to lead the 5G economy requires a new type of company to drive competition, disrupt the status quo and help ensure America leads the way in this rapidly changing digital era.

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Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation {“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T- Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-7941091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful priorto registration or qualification underthe securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions;

effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

02-May-2018

Sprint Corp. (S)

Q4 2017 Earnings Call

CORPORATE PARTICIPANTS

Jud Henry	Michel Combes
Vice President & Head of Investor Relations, Sprint Corp.	President, Chief Financial Officer & Director, Sprint Corp.

Raul Marcelo Claure	John C. B. Saw
Chief Executive Officer & Director, Sprint Corp.	Chief Technology Officer, Sprint Corp.

OTHER PARTICIPANTS

Brett Feldman	Simon Flannery
Analyst, Goldman Sachs & Co. LLC	Analyst, Morgan Stanley & Co. LLC

Jonathan Chaplin	Jennifer M. Fritzsche
Analyst, New Street Research LLP (US)	Analyst, Wells Fargo Securities LLC

Philip A. Cusick	Amir Rozwadowski
Analyst, JPMorgan Securities LLC	Analyst, Barclays Capital, Inc.

Michael I. Rollins	Scott Goldman
Analyst, Citigroup Global Markets, Inc.	Analyst, Jefferies LLC

John C. Hodulik	Jeffrey Thomas Kvaal
Analyst, UBS Securities LLC	Analyst, Instinet LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon and thank you for standing by. Welcome to the Sprint fiscal fourth quarter 2017 conference call. During today’s conference call, all participants will be in a listen-only mode. Following the opening remarks, the conference will be opened for questions.

I would now like to turn the conference over to Mr. Jud Henry, Vice President of Investor Relations. Please go ahead, sir.

Jud Henry

Vice President & Head of Investor Relations, Sprint Corp.

Good afternoon and welcome to Sprint’s fiscal 2017 year-end conference call. Joining me on the call today are Sprint’s Executive Chairman, Marcelo Claure, and our President and CEO Michel Combes, as well as our CTO, Dr. John Saw.

Before we get underway, let me remind you that our release, quarterly investor update, and presentation slides that accompany this call are all available on the Sprint Investor Relations website at www.sprint.com/investors.

Slide 2 is our cautionary statement. I want to point out that in our remarks today, we will be discussing forward-looking information which involve a number of risks and uncertainties that may cause actual results to differ materially from our forward-looking statements. We provide a comprehensive list of risk factors in our SEC filings, which I encourage you to review.

Throughout our call we will refer to several non-GAAP metrics, as shown on slide three. Reconciliations of our non-GAAP measures to the appropriate GAAP measures for the quarter can be found on our Investor Relations website.

Before I turn the call over to Marcelo, I would like to highlight a couple of new disclosures this quarter, as we continue to deliver transparency and evolve our business in the marketplace and with the latest accounting standards. First of all, we are changing the presentation of the income statement to break out leasing components as they become material. We have provided all this information historically as supplemental disclosures, but we’ll now break them out on the face of the financials.

Equipment revenue will now be broken into two lines on the income statement to separate lease revenue, stated as equipment rentals, from revenue from equipment sales under other purchase methods. We’ll also on lease devices, which was previously included in other net on the income statement, will now be broken out separately as a line called cost of equipment rentals.

In addition, we are making changes to the cash flow statement. We will now reflect the cost of all leased devices added to PP&E as CapEx. Previously, only leased devices in our indirect channels were recorded as CapEx, while direct channel leases were reflected as a change in inventory.

Lastly, I want to highlight that our results for the fourth quarter and future quarters include the introduction of a program to reward tenured prepaid customers with access to postpaid offers under their respective brands. Given the changing dynamics that we see in the marketplace with prepaid customers having more options for unlimited data plan across the postpaid carriers, we wanted to provide select prepaid customers that opportunity while staying with the brands they love. As a result, we had approximately 44,000 net migrations from prepaid to non-Sprint branded postpaid during the fourth quarter. In addition, we recognized a base adjustment of 167,000 between prepaid and postpaid.

I will now turn the call over to Marcelo to provide you an update on our transformation.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thank you, Jud, and good afternoon, everyone.

There has been so much exciting news this week, I would like to take a moment to discuss those with you. First, we announced a transformative transaction to combine with T-Mobile. This combination will accelerate the U.S. position and our leadership opportunity to rapidly bring the first and best nationwide 5G network to market with the breadth and depth needed to fuel a giant wave of innovation and disruption throughout the entire marketplace, including rural America.

Couple this with the pro-consumer strategy wireless and beyond, and the result will see U.S. consumers and businesses getting immediate benefit from integration and ultimately be served with an incredible set of amazing and innovative service offerings at lower prices in areas well beyond the traditional wireless business.

Let me just reiterate this point. These lower prices are due to a significant reduction in cost per bit with 5G, which will be a competitive advantage for the new company. The combined company will put America first and force the competition to invest and do better for consumers while accelerating the creation of jobs and supporting business opportunities for the U.S. economy.

Let me reinforce that we expect the new company to be a net creator of jobs from day one. The transaction is expected to create enormous shareholder value through significant cost synergies with an NPV of $43 billion through a single network, rationalized distribution, and SG&A efficiencies, ultimately planning to deliver over $6 billion of annual run rate cost synergies.

Now turning to slide 5, we announced this afternoon that I will be taking on the role of Executive Chairman of Sprint, and Michel Combes will assume the role of Chief Executive Officer. Let me be clear that while I’m shifting my focus, I’m not leaving. The main reason for effecting this change now is to collaborate with John Legere on securing regulatory approval over the next 9 to 18 months. That is the most important goal to optimizing shareholder value. This is going to give me the capacity to focus on securing regulatory approval without compromising the day-to-day operations. Michel will focus day to day on executing our standalone plan. However, I’m still responsible for delivering Sprint’s operating performance and financial results to SoftBank.

In addition, I plan to work with SoftBank Group companies and portfolio companies to introduce them to Sprint and the combined company to deliver new business models. SoftBank have made a great investment but will require a great 5G network in the U.S., including autonomous cars, robotics, and artificial intelligence, among others.

The organization is ready for these leadership changes. We have a clear plan that we’re executing, and the team has built operating momentum through the first four years of our turnaround.

We have a world-class management team that I trust. Michel is a proven successful telecom leader with 25 years of experience both in the U.S. and globally. Since joining Sprint, Michel has been a great ally to me, and he has quickly won the respect of the Sprint team while driving the team to deliver results. We expect this change to take effect in the next 30 days or so once we have a new CFO in place, and that process is now underway.

In addition, SoftBank Group announced that I have been appointed as the Chief Executive Officer of SoftBank Group International and Chief Operating Officer of SoftBank Group Corp. In my new management role at SoftBank, my main responsibility will be to optimize synergies across group companies and help how they can work with Sprint and ultimately the new company. In addition, I’ll continue to be responsible for SoftBank’s ongoing investment in Sprint and the combined Sprint T-Mobile company.

I look forward to continue to work with the Sprint board and management team on our turnaround and planned integration with T-Mobile. Both Softbank and Sprint are fully committed to deliver an American consumer with the world’s best and fastest 5G network. And together with T-Mobile, we intend to fulfill that vision.

Next, let’s step back and look at our turnaround over the last four years that have led to our best-ever financial results in fiscal 2017 on slide 6. We have taken out nearly $6 billion across cost of services and SG&A. We reported our highest adjusted EBITDA in 11 years. We have reversed our operating losses to post three straight years of operating income, as well as returning the company to generating net income for the first time in 11 years. And we have reversed from negative cash flow trends to deliver two consecutive years of positive adjusted free cash flow. It is because of this that we have positioned Sprint to have greater strategic options, which led to a merger with T-Mobile at a fair price for our shareholders.

Next, I’m excited to share with you our fiscal 2017 results, achieving another milestone in our turnaround on slide 7. I am particularly proud of our employees for delivering these results in the face of the many distractions and noise in the media around potential strategic opportunities for Sprint during the course of the year.

I’m happy to report that we had the best financial results in company history in fiscal 2017, with our highest-ever net income and operating income. This improved profitability was propelled by the transformation in our cost structure, as fiscal 2017 marked the fourth year in a row of at least $1 billion of net reductions to cost of services and SG&A.

Furthermore, we delivered positive adjusted free cash flow for the second year in a row despite a nearly 70% increase in network CapEx. At the same time, we balanced growth and profitability to deliver our highest retail phone net adds in five years in fiscal 2017. In addition, our network continued to improve, as demonstrated by Ookla Speedtest data, which shows that the Sprint network was the most improved of any national carrier in fiscal 2017 in terms of average download speeds.

Turning to slide 8, fiscal 2017 was another remarkable year of customer growth, as we delivered positive phone net adds in all three of our customer groups of consumer postpaid, business, and prepaid. Our postpaid phone net adds in fiscal 2017 were 606,000, which marks the third consecutive year of growth, with nearly 2 million phone net adds in the last three years.

In the fiscal fourth quarter of 2017, we had 55,000 postpaid phone net adds, consistently growing our phone base for the 11th consecutive quarter. The full-year and fourth quarter results include a 44,000 net migration from prepaid to non-Sprint branded postpaid, as John mentioned earlier. We beat the duopoly again this quarter, and we have now delivered more postpaid phone net adds than AT&T in 13 of the last 14 quarters and more than Verizon for seven of the last nine quarters. This achievement was based on our highest postpaid phone gross add in six years.

Postpaid phone churn was 1.62% for the year. We recognize that our churn is higher than our peers, but we’re confident that fiscal 2018 will be the peak of our churn rate and that it will improve year over year in 2019 and beyond as we work to deliver a fast and reliable network, improved customer experience, and we simplify our service and device offers. Our postpaid phone churn in fiscal fourth quarter was 1.68%, and we would expect to remain relatively flat as we move into our first fiscal quarter of 2018.

It is important to remember that while there is some incremental churn in fiscal 2018 when certain introductory price and promotions expire, we also expect a bigger benefit to revenue as customers begin paying more each month, which is accretive to ARPU and service revenue going forward. Likewise, while leasing creates some incremental churn, the overall economics of leasing are accretive to the business, giving us comfort in running the business at a higher churn rate.

Another [ph] candidate (11:45) of our postpaid success was returning to postpaid phone growth with business customers and continuing to build momentum, attracting 43,000 new logos last year, with phone gross adds up 32% year over year and the lowest churn in over five years.

Our small and medium business have delivered positive phone net adds for the last seven consecutive quarters. And our enterprise group has had positive phone net adds for three consecutive quarters, and our enterprise phone churn improved almost a full percentage point year over year.

Now let’s discuss prepaid. This has been an amazing story, where we returned to growth with 363,000 net adds. That’s a remarkable improvement of 1.4 million compared to losses of over 1 million one year earlier and positive for the first time in three years.

Prepaid net additions in just the fourth quarter of 170,000 were up year over year before migrations to postpaid. We had the highest prepaid share of gross adds in two years this quarter. Meanwhile, prepaid churn in fiscal 2017 was 4.58%, which was the lowest in three years, and has improved year over year for seven consecutive quarters.

Turning to slide 9, we recognize that to be truly a great company, we have to have a great product, which for us is our network. While our network is much improved, we believe that our next-generation network will truly differentiate Sprint over the next couple of years due to the strong spectrum assets that will allow us to deliver gigabit download speeds and position Sprint to have an LTE network with competitive coverage and be the network leader in speed and capacity. By building a strong foundation on LTE, we then pave the way for a robust 5G network to take the customer experience to a whole new level.

We built good momentum in our next-gen network deployment in fiscal 2017 and expect to accelerate it in fiscal 2018. First, we upgraded thousands of our existing macro sites in fiscal 2017 to add LTE on 800-MHz, 1.9-GHz, or 2.5-GHZ to sites that lack those bands. Previously, we worked to tri-band nearly all of our existing sites with all three spectrum bands to provide great coverage and capacity across the footprint. We have successfully transitioned our macro deployment to focus on upgrades to deploy more of our 2.5-GHz spectrum to our customers.

Permitting, which is a key hurdle in any carrier’s macro cell deployment. is currently ahead of plan and building strong momentum for deployment this year. We now have 2.5-GHz deployed on roughly 60% of our macro sites and expect to complete the substantial majority of our tri-band upgrades by the end of fiscal 2018.

In addition, we have deployed thousands of traditional outdoor small cells with various vendors as well as thousands of strand mounted small cells in cooperation with our cable partners. In the fiscal fourth quarter alone, we deployed more outdoor small cells than the previous two years combined.

Also, we launched the Sprint Magic Boxes exactly one year ago and have already deployed more than 200,000 Magic Boxes to businesses and consumers in approximately 200 cities across the country, making this one of the largest small cell deployments in the U.S. And we plan to deploy more than 1 million Magic Boxes over the next three years. Customers with the Magic Box are enjoying significant improvements in indoor and outdoor coverage and with an average increase in average download speeds of more than 200%. We’re very proud that the Magic Box won the 2018 Global Mobile Award or GLOMO for Best Mobile Technology Breakthrough at Mobile World Congress.

Also, we’re well underway rolling now 256-QAM and 4X4 MIMO nationwide to improve the efficiency of our spectrum and drive even faster data speeds. This technology is combined with three-channel carrier aggregation using 60-MHz of 2.5-GHz spectrum will enable us to provide consumers with gigabit-plus LTE service in more than 100 of the largest markets in the country.

This network improvement, particularly the expanded footprint of 2.5-GHz spectrum in both macro and small cells, is delivering performance improvement, as seen in Ookla’s Speedtest Intelligence data. For example, Sprint saw a 36% increase in national average download speeds year over year. This is the largest increase of any national carrier. Furthermore, Sprint is number one for fastest average download speed in over 100 cities, more than twice as many cities as last year and more than AT&T for the third consecutive quarter.

Going forward, we’re excited to implement our new roaming agreement with T-Mobile as part of our merger agreement to provide additional coverage for our customers. With this roaming agreement, Sprint customers will have access to the Sprint and the T-Mobile network. This agreement is effective immediately and should be implemented in the next 60 to 90 days, meaning our Sprint customers will have access to the best of Sprint and the best of T-Mobile.

Now let me tell you about the other element of our next-gen network plan that we’re super-excited about, and that is the rollout of Massive MIMO. It leverages our rich 2.5-GHz spectrum and creates strategic advances for Sprint. Massive MIMO involves deployment of a new integrated unit that will have 128 antenna elements with 64 transmitters and 64 receivers and deliver a capacity increase of up to 10 times on LTE relative to current LTE systems while also increasing coverage and cell edge performance.

More importantly, because only Sprint uses TDD spectrum versus our competitors who use FDD spectrum, many of our customers will be able to instantly take advantage of the significant performance enhancement on their existing devices, whereas Massive MIMO on our competitors’ FDD spectrum will require new devices for their customers.

We are now in full launch of our Massive MIMO program. We have formed dedicated cross-organizational teams, initiated testing, and committed over $0.5 billion in purchase orders with our suppliers. We are deploying innovative 5G technology such as Massive MIMO as we prepare to launch the first 5G mobile network in the first half of 2019, as shown on slide 10.

Massive MIMO radios are software upgradeable to 5G NR, allow us to fully utilize our spectrum for both LTE and 5G simultaneously, while we enhance capacity even further with 5G and begin to support the new 5G use cases.

2.5-GHz is a sweet spot for 5G, and our mid-band frequency spectrum provides an ideal balance of coverage, capacity, and speed to develop mobile 5G. As a result, Sprint is the only carrier that doesn’t have to compromise what 5G can deliver because we can utilize the super-wide channels of more than 100 MHz while still delivering mid-band coverage characteristics.

With more than 160 MHz of 2.5 GHz spectrum available in the top 100 U.S. markets, this gives Sprint the largest nationwide block of sub-6-GHz 5G spectrum available. Sprint’s priority is mobile 5G, and we expect to provide commensurate services and devices by the first half of 2019.

Furthermore, on slide 11, we’re optimizing and expanding our smart distribution to lower the average cost per transaction, increase our brand presence, and better serve our customers. We opened our 500th new Sprint company-owned store in fiscal 2017.

In addition, we opened nearly 800 new Boost stores last year and completely remodeling another 500 stores with the largest format and furnishings, which have proven to deliver greater productivity on a same-store basis. We plan to add hundreds more Sprint and Boost stores throughout this year while also updating more existing stores to be more productive and approaching.

And we continue to enhance our digital capabilities, and I’m proud to say that our postpaid sales in our three top channels were up roughly 30% year over year in fiscal 2017. Digital continues to be a key pillar for transformation process to create a great real lifetime experience for customers to activate new services. Popular devices perform various account function seamlessly as a convenience.

I will now turn over the call over to Michel to take you through our financial results.

Michel Combes

President, Chief Financial Officer & Director, Sprint Corp.

Thank you, Marcelo.

Moving to revenue on slide 12, consolidated net operating revenues were $32.4 billion for fiscal 2017 and $8.1 billion for fourth quarter. Wireless service revenue was $22.6 billion in fiscal 2017, which declined 5% year over year and was the lowest decline in the last four years, as our revenue trends continued to stabilize. For example, in the fourth quarter, our wireless service revenues of $5.6 billion were relatively flat sequentially. We continue to expect these trends to deliver year-over-year growth in quarterly wireless service revenues by the end of fiscal 2018 excluding the impact of revenue recognition changes.

Postpaid phone average billing per user of $68.88 in fiscal 2017 was relatively flat year over year on a normalized basis. We expect underlying postpaid phone ARPU trends to moderate as we head into fiscal 2018 from our exit ARPU of $50.44 in the fourth quarter, excluding the impact from revenue recognition changes. This stabilization is driven by a combination of base customers rolling off promotions and increasing their monthly spend with us, while we look to continue to increase acquisition ARPU with less promotional discounts on multi-lines as we grow for fiscal 2018.

At the end of the year, 18% of our postpaid phone base was on unsubsidized rate plans. This leaves only about 10% of our postpaid phone base to be transitioned to unsubsidized rate plans, assuming that penetration will level off around 19% due to business and other legacy plans. Meanwhile, our prepaid ARPU grew year over year to $37.67 in fiscal 2017.

Regarding our operating expenses on slide 13, we continued to execute on our cost transformation in fiscal 2017 with our fourth consecutive year of $1 billion or more of net reduction to cost of services and SG&A, bringing our total reduction in the last four years to $6 billion, as it has been highlighted by Marcelo. We realized $1.1 billion in net reductions in combined operating expenses year over year across cost of services and SG&A expenses when you adjust for the hurricane and other non-recurring impacts each year. Cost of services of $6.8 billion in fiscal 2017 was down 13% year over year, driven by changes to our device insurance program, as the program revenue and costs are accounted for and reported on a net basis, as well as lower network expenses.

SG&A expenses were $8.1 billion in fiscal 2017 and were relatively flat compared to a year ago, as the year-over-year increases in sales and marketing expenses from increased retail distribution and brand investments were mostly offset by lower bad debt and customer care expenses. We remain focused on our cost transformation to deliver net cost reductions year over year in fiscal 2018. We continue to aggressively drive gross reductions across cost of services and SG&A, driven by several initiatives, including sales channel mix and compensation efficiencies, backhaul optimization, lower bad debt, and more efficient marketing spending.

Net reductions in fiscal 2018 are likely to be less than $0.5 billion after strategic investments in growth platforms for the business, including our next-gen network to provide a great LTE experience while building the foundation for 5G in 2019, as well as continuing to expand our retail distribution for both postpaid and prepaid. Our focus will be on optimizing our cost structure in order to invest in our network, in our value proposition, and in our smart distribution.

Now turning to slide 14, we delivered record profitability metrics in fiscal 2017 while simultaneously delivering the highest retail phone net adds in five years. This reinforces our strategy of balancing both growth and profitability through our relentless focus on cost reductions, operating efficiency, and compelling value propositions.

Our adjusted EBITDA of $11.1 billion in fiscal 2017 was the highest in 11 years and improved by 11% compared to a year ago. Fourth quarter adjusted EBITDA of $2.8 billion was the highest for a fiscal fourth quarter in 12 years. Operating income of $2.7 billion in fiscal 2017 was the highest in company history and improved by 55% year over year. Operating income for the fourth quarter was $236 million, marking the ninth consecutive quarter of positive operating income.

Moving to slide 15, Sprint reached another significant milestone in fiscal 2017, generating net income for the first time in 11 years even after excluding the one-time impact of tax reform. Fiscal 2017 net income was $7.4 billion or $1.85 per share included $7.1 billion or $1.77 per share of one-time benefit from the enactment of tax reform during the year. This represents a significant improvement over the net loss of $1.2 billion or $0.30 per share in fiscal 2016. Net income for the fourth quarter was $69 million or $0.02 per share compared to a net loss of $283 million or $0.07 per share in the year-ago quarter.

Turning to slide 16, total cash capital expenditures were $10.8 billion in fiscal 2017 compared to $6.9 billion a year ago. As Jud noted in the opening, we are now including the cost of all leased devices added to PP&E and CapEx as opposed to just leased devices in indirect channels previously. Excluding capitalized device leases, cash capital expenditures were $3.3 billion in fiscal 2017, up nearly 70% compared to fiscal 2016, with the year-over-year increase driven by the ramp up of our next-gen network initiatives.

Network CapEx for the fourth quarter came in lower than what we had guided, but we did see momentum building for the quarter and continue to see our higher CapEx guidance for fiscal 2018. Some of the impact is just timing of activity. That’s rents in the fourth quarter of 2017, and some of the cash payments will be reflected in the first quarter of 2018. Additionally, we are seeing rate favorability, as many of the upgrades to existing macro sites that have been completed so far have come in significantly less than we have been forecasting.

Fiscal year 2017 net cash provided by operating activities of $10.1 billion improved by $13.4 billion year over year, primarily due to the modification of our accounts receivable facility in February 2017. Adjusted free cash flow was $945 million for fiscal 2017, up 56% from $607 million in fiscal 2016, marking the second consecutive year of positive adjusted free cash flow.

We also continued to strengthen our balance sheet, as we raised $5.4 billion of capital in the fourth quarter of 2017 to pre-fund our capital development plans, this activity including issuing $3.9 billion in the second tranche of spectrum-backed notes at a weighted average rate of 4.93%. In addition, given the rising rates in the capital markets, we also tapped the high-yield markets opportunistically for $1.5 billion 8-year notes.

As we’ve built on our strong results in fiscal 2017, let’s turn the page to our fiscal 2018 guidance on slide 17. We expect adjusted EBITDA of $11.3 billion to $11.8 billion, driven by stabilizing service revenues and continued focus on improving our cost structure.

This guidance excludes the impact of the new revenue recognition standard that we are implementing with fiscal 2018 results. We do not expect the new revenue recognition to have a material impact on operating revenue, as lower service revenues under the new accounting standard are largely offset in equipment revenue. We also expect the new standard to have a positive impact on SG&A, primarily related to the amortization of sales commission expenses. Including these impacts from the new accounting standard, we expect adjusted EBITDA of $11.6 billion to $12.1 billion.

Concurrently, we expect depreciation on leased devices in fiscal 2018 to be between $4.2 billion and $4.5 billion. Cash capital expenditure excluding leased devices is expected to increase significantly year over year and be between $5 billion and $6 billion in fiscal 2018, as we deploy our next-gen network and prepare for 5G in the first half of 2019.

As a result of our increased capital program, we expect adjusted free cash flow to be negative by roughly $1 billion before rebounding in fiscal 2019 to around breakeven, even with a similar level of capital spending, $5 billion to $6 billion, as a result of operating cash flow improvements.

Thank you, and I will now turn the call back to Jud to begin the Q&A.

Jud Henry

Vice President & Head of Investor Relations, Sprint Corp.

Thanks, Michel. In just a moment we will begin the Q&A. Imani, please inform our participants on how to queue up for the question-and-answer session.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And your first question comes from the line of Brett Feldman with Goldman Sachs.

Brett Feldman	Q

Analyst, Goldman Sachs & Co. LLC

Thanks for taking the questions and congrats to both Marcelo and Michel on your new roles. And I guess I’ll start off with a question for Michel. As you think about the work ahead of you over the next 9 to 18 months, as you discussed, as you work through regulatory approvals, what are the mission-critical things you hope to complete at Sprint to make sure that the company is in the best position possible to quickly and efficiently integrate with T-Mobile? Thanks.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

Good afternoon and thank you for the question. So first of all, I guess that I am inherited from the company which has conducted a fantastic turnaround in the past four years under the leadership of Marcelo, which means that we have a very strong platform and we have a strong management team in order to make it work in the coming months.

When I look at the priorities which are ours, not mine but let’s say the priorities for the management team, the first one obviously is to continue the journey and just to make sure that we will deliver on all the targets which are ours in this plan for 2018 and to be the first company to launch a 5G network by, let’s say, the first half of next year. So we would be the first one to have a real nationwide network next year.

Second obviously is to make sure that we prepare as much as we can for day one of the integration, meaning that there will be, for sure, an integration management which we’ll have to be organizing between the two companies in order not to lose any time as soon as we get clearance for this transaction, assuming that we get it.

And third, supporting Marcelo, who is really going to lead the effort in Washington from a regulatory point of view, we all know that it is a most critical issue for the months to come, and so the whole management will be there in order to support Marcelo in his role.

Operator: Your next question comes from the line of Jonathan Chaplin with New Street.

Jonathan Chaplin	Q

Analyst, New Street Research LLP (US)

Hi, thanks for taking the question, just a quick one on the roaming agreement. My understanding is that the roaming agreement kicks in immediately. If so, and actually if not, could you give us some thoughts around what you think this might do to churn? I assume there’s a fair amount of churn that is caused by subs that are in markets where your network isn’t as strong as it could be. Thanks.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

Hi, it’s Marcelo. Thanks for the question. So a couple of things that are really important is this agreement is a four-year term, so this agreement will continue for the next four years. It’s going to be implemented immediately. It takes anywhere between 60 to 90 days to basically connect our network to T-Mobile’s network.

I think the main beneficiaries of this will be Sprint customers, as now if you’re a Sprint customer you’re going to have access to the Sprint and to the T-Mobile LTE network, and we’re excited to implement this roaming agreement as part of our merger agreement. This is mainly going to provide additional coverage for our customers.

Obviously, it’s too early to tell the churning improvement that this will have. But logic tells you, if you are providing a better network experience, a network being one of the main causes of churn, then we should look at this as a net positive. But I would say way too early to quantify. And we’re looking forward to – I’ve told John that we need to do this as soon as possible. And I think in this process where we’re with T-Mobile we’re working extremely collaboratively on all fronts, as you’ve seen it. There’s a great desire for us to help, and so this is going to be net positive for Sprint.

Operator: Your next question comes from the line of Philip Cusick with JPMorgan Securities.

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Hi, guys, one clarification and then a question for Michel. To be clear, the 44,000 prepaid to postpaid migrations, I think that was included in your 55,000 net add numbers. And the 167,000 base adjustment, is that the total number of postpaid today that are on non-Sprint brands?

And then second for Michel, can you please give us an idea of what you expect handset depreciation to be this year? I’m trying to net out to get closer to an apples-to-apples EBITDA number versus some other carriers. Thank you.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

So on your first question in terms of customers, yes, the 44,000 are included in the 55,000. And the base adjustment of 167,000, it was the postpaid base adjustment made on the 1st of January of 2018.

Jud Henry	A

Vice President & Head of Investor Relations, Sprint Corp.

Can you repeat your second question, Phil?

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Okay. Can you give me an idea of what you expect handset depreciation to be this year? I’m trying to net that out to get closer to an apples-to-apples EBITDA comparison. Thank you.

Jud Henry	A

Vice President & Head of Investor Relations, Sprint Corp.

Yes, that was in Michel’s remarks. He said $4.2 billion to $4.5 billion.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

$4.2 billion to $4.5 billion, yes.

Philip A. Cusick	Q

Analyst, JPMorgan Securities LLC

Thanks very much.

Operator: Your next question comes from Michael Rollins. Sir, your line is open.

Michael I. Rollins	Q

Analyst, Citigroup Global Markets, Inc.

Hi, thanks for taking the question. I was curious if you could talk a little bit more about the leasing impacts on churn and if the leases have been now shrunk to 18 months and you have more of those customers coming up each month or quarter that are on this shorter lease. How do you look at that in terms of the impact it could have? Thanks.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

So since day one we said that the best way to look at our leasing business, it is a highly profitable business. And what we look is the addition of profit that our leasing business generates, and that is compared to the additional churn level – the actual cost that’s generated by the higher churn. And we basically test that on a monthly basis. And the additional profit you get from leasing is substantially much larger than the churn that it generates. But we’re not going to share how many basis points are because of leasing, but that is something that we made a decision to run our business a little hotter in churn. And that’s something – that decision has been made because it is more profitable for us to do it that way.

Operator: Thank you. Your next question comes from the line of John Hodulik with UBS.

John C. Hodulik	Q

Analyst, UBS Securities LLC

Sure, two quick questions, please. First, getting back to the roaming agreement, first of all, could you just clarify? Are you guys still roaming onto the Verizon network? And will this new agreement with T-Mobile allow you to completely move off of that network in terms of in-system or out-of-system roaming? That’s number one.

And then number two, on the big step-up in CapEx that we were all ready for, the $5 billion to $6 billion, is there a way – considering the deal with T-Mobile, is there a way you guys can shift that spending so that it’s useful for you guys as a standalone basis but maybe not redundant were the deal to get approved, and then you guys looking to combine networks? Is there a different way you’re thinking of that spend now that you guys have signed the deal? Thanks.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

So from a roaming perspective, it is no secret that we roam with Verizon, with AT&T, and with a multitude of different partners that we have. The new roaming agreement with T-Mobile is very attractive from an economics perspective in comparison to roaming rates that we’ve been charged by Verizon and AT&T.

I cannot tell you what those guys charge us, but it is as close to armed robbery as you can, because they’ve been – it’s terrible the way they’ve been charging because they were the only choice that we had. So this is definitely something very positive for Sprint because it gives our customers access to a network at a substantially better economic rate. Now obviously, this all depends on the capacity and coverage of T-Mobile, but this is definitely a net positive for Sprint.

Assimilation of network spend in anticipation of a potential approval, that is something that we’re absolutely not mixing. We’re going to continue to have the level of CapEx guidance that we have given it, and we’re going to go full force. We are going to operate 100% as a standalone company. And that is why you’re seeing that we’re going to continue with the plan that we have spoken about, and that is we are continuing to expand the coverage of our network. We are upgrading our sites. We are deploying small cells. We are deploying hundreds of thousands of Magic Boxes. We’re launching Massive MIMO in anticipation of 5G, and we plan to light up our 5G NR towards the first quarter, second quarter of 2019, so we will operate 100% independently. And T-Mobile is operating, from what I understand, their spend 100% independently.

Now what makes this incredibly special is the fact that they are deploying their 5G network on 600-MHz and we’re deploying ours on 2.5-GHz, meaning this is 100% complementary. And upon merger approval, it is quite easy in terms of basically putting these two networks together, and our customers are going to enjoy the breadth and the coverage of TMOS 600-MHz with the depth of our 2.5-GHz in the cities that we have decided we’re going to light up first.

So inventory is two completely separate plans, and we will continue to treat them separately. I think the fact that we’re not building in the same band, it is definitely positive as integration, and the destruction of synergies is limited because they’re two different bands. John, I don’t know if you have anything to add?

John C. B. Saw	A

Chief Technology Officer, Sprint Corp.

No, I think you said it right. A lot of what we’re doing today is building towards a 5G future. That is also what we need for the combined company as well, and there’s a lot of synergy.

Operator: Your next question comes from the line of Simon Flannery with Morgan Stanley.

Simon Flannery	Q

Analyst, Morgan Stanley & Co. LLC

Great, thanks very much. I wonder if you could just talk about the outlook for service revenues in 2018. Obviously, we’ve got some ASC 606 changes there, but you’re talking about ARPU stabilizing. So when do you think you can turn positive on service revenues?

And then, Marcelo, any feedback from some of your meetings in Washington over the last day or two? Thanks.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

So on the service revenue first and then I will turn to Marcelo, as you have seen, our wireless service revenue of $5.6 billion in fiscal Q4 was flat sequentially and down 3% year over year. So for the fourth consecutive quarter, we are roughly on $5.6 billion, which means that revenue is stabilizing quarter after quarter. Prepaid wireless service revenue grew year over year for the second consecutive quarter. If you look at the year in total, wireless service revenue was down by 5% year over year, which is the lowest decline in the last four years.

Look, let’s say moving forward, we expect year-over-year growth in quarterly wireless service revenue by the end of 2018 excluding the impact of revenue recognition changes. And that will be driven by the postpaid phone ARPU, which will moderate from the $50.44 rate, let’s say, which should stabilize, and the continued growth in retail phone customers at a more stable rate drive improved revenue trends.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

Thank you, Michel. So I just got back from Washington today, and we’ve spent the last two days in Washington with John Legere and the T-Mobile team and some of the members of the Sprint team. And we’ve had a chance to go visit the SEC and go visit the DoJ and basically go present the merits of a merger.

I think it is very early, as you’re aware. This is going to be a long journey, but overall I would say that we are – I’m happy in the fact that we have been received with an open mind. And they have said at both agencies – or the first people that we met in the agencies, they both said that they’re going to analyze our case with an open mind. There are no preconceived notions.

And like both John and myself have said, we feel extremely positive. We have studied a lot in terms of what are the type of mergers that get approved. I think we were able to expose our case and explain why 5G is basically the foundation of what we’re doing and why the combination for 600-MHz and 2.5-GHz spectrum will allow us to build what we believe will be the world’s best 5G network. And why when you build a network with the type of capacity we plan to build, and capacity being a function, basic capacity being the main driver of pricing, why we’re able to make commitments that we’re going to be able to offer a better product and better prices.

We also were able to explain our jobs story and why we think this is a tremendous growth story, and also explain the type of CapEx that we plan to invest post-merger. So I think it’s the first phase, and we look forward to continuing this journey together. I think the two teams work very well together, and we’re both aligned to put our best foot forward in terms of getting this transaction approved.

Operator: Your next question comes from the line of Jennifer Fritzsche with Wells Fargo.

Jennifer M. Fritzsche	Q

Analyst, Wells Fargo Securities LLC

Great, thank you for taking the question, two if I may. Can you talk a little bit? I know this was brought up on the call Sunday, but Sprint’s thoughts on the upcoming millimeter wave spectrum. I did see in the merger agreement that both companies are asking for the right to participate. But what are your thoughts as to how that spectrum fits with what you have now?

And then second, if I may, can you comment on the working capital burn and what you’d see that line item looking like this year? Thank you.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

So as it relates to millimeter wave, I’m going to let John talk a little more. But in general terms, what everybody needs to be aware is we plan to continue to operate 100% as standalone, and a millimeter wave spectrum is an important part of our strategy going forward. And I’m going to let John Saw explain why we think millimeter wave is a big part of our strategy.

John C. B. Saw	A

Chief Technology Officer, Sprint Corp.

Thank you. Millimeter wave provides a lot of bandwidth. So it comes with – it can provide therefore a lot of capacity, and it complements our 2.5-GHz sub-6-GHz 5G solution really well in areas where you need a lot of capacity, in hot zones and hotspots.

I think it’s very hard to build a 5G network on millimeter wave alone because that would drive a lot of CapEx and a lot of sites. But we view millimeter wave as something that we can add on as an overlay to 2.5-GHz for hot zone purposes and hotspot purposes, and those are very useful for their application.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

For the working capital question, we should see an improvement in working capital year over year, coming mainly from device working capital improvement, which is a result of, let’s say, the maturation of our base, more customers on lease, so more lease revenue and so lease cash coming in the company. So that’s what you should expect year over year.

Operator: Thank you. Your next question comes from the line of Amir Rozwadowski with Barclays.

Amir Rozwadowski	Q

Analyst, Barclays Capital, Inc.

Thank you very much for taking the questions and good afternoon, folks, two if I may. First, I just wanted to clarify, Michel. You had mentioned that you do expect $1 billion of cash burn this year to break even next year. Is that correct of how we should think about things?

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

That’s correct. What we expect is that next year with the same level of investment from a CapEx point of view, the improvement of the operations will allow us to, let’s say, come back to a year with the type of, let’s say, cash for 2019.

Amir Rozwadowski	Q

Analyst, Barclays Capital, Inc.

That’s very helpful. And then if we could decouple your expectations from the big picture of how to think about the trajectory there of the business, is that largely being driven by continued growth in service revenue on the premise of stabilized to improving ARPU levels, or is that largely reduced churn? I’m just trying to understand the big picture of how you get there in terms of that improvement.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

For 2018, what I said is that let’s say it’s back-loaded in the year, so we should see an inflection in terms of service revenue, with the growth year on year let’s say in the last quarter of the year, which will be the result of two things, stabilization of ARPU on one side, as I’ve already mentioned, and a slight increase of our customer base, driven by the positive net adds that we have been able to flow into the base, and that will continue to flow quarter after quarter.

Amir Rozwadowski	Q

Analyst, Barclays Capital, Inc.

Perfect, thank you very much for the incremental color.

Operator: Your next question comes from the line of Scott Goldman with Jefferies.

Scott Goldman	Q

Analyst, Jefferies LLC

Hi, guys. Thanks for taking the question. I guess one housekeeping and then one question. On the housekeeping side, Michel, maybe you could just help quantify for us what the impact for revenue recognition will be around the shift from service revenue over to equipment revenue to help understand what the possible impact will be going forward there.

And then maybe for Marcelo, Marcelo, in the past you’ve talked about the opportunity to maybe increase prices, narrow the gap you have with your peers on unlimited pricing. Obviously, the strategy for the combined NewCo may be a little bit different around pricing. How do you reconcile how you’d approach pricing this year? Thanks.

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

So on the revenue recognition standard, we don’t expect a material impact on operating revenue, as lower service revenue will be likely offset by equipment sales revenue, so we should have let’s say a shift in between service revenue and equipment sales revenue. But at the end, operating revenue should be, let’s say, very – no material impact on those.

As far as cost, so we should see an improvement, which is mostly due to timing of recognition for our sales commission expenses, as these costs will be capitalized and expensed over time instead of immediately expensed, as it is the case today. And we expect an impact of $200 million to $500 million, let’s say, for next year, $200 million to $500 million impact for next year.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

Great. As it relates to our pricing, one of the things we’ve got to do is we’ve got to basically divide into the commitments that we’re making in the future. That is pretty clear upon building a super-high-capacity 5G network. And as we said, capacity is a function of price, and price is a function of capacity. So that is one area.

As it relates to the way we run Sprint, we’re going to continue to run our business the same way we’ve done it right now. We have been the price leader, and we will continue to be the price leaders, and obviously that has yielded results when you can put in a release that you have had the best financial results in the history of the company. That means we are generating the financial results that we can.

So at this point in time, we’re going to continue to be the price leader. We’ve always been and we’re more excited than ever if we’re able to finish this transaction to even make this even bigger and better because, as I said, the more capacity that you have, then your marginal cost to produce an extra bit of data then reduces dramatically. And that’s where we can make the commitments that we will continue to be the absolute price leader while offering the best products.

Operator: Your next question comes from the line of Jeff Kvaal with Nomura Instinet.

Jeffrey Thomas Kvaal	Q

Analyst, Instinet LLC

Yes, thank you all very much and congratulations on both of your appointments. I would like to ask a clarification and a question. I think on the clarification side, could you please help us, Michel, with the impact to EBITDA of the accounting standard changes?

Michel Combes	A

President, Chief Financial Officer & Director, Sprint Corp.

Yes, I just mentioned that, let’s say, the impact would come mainly from timing of recognition for our sales commission expenses, and thus will be capitalized and expensed over time instead of immediately expensed. And what I said is that you should expect an impact of $200 million to $500 million next year.

Jeffrey Thomas Kvaal	Q

Analyst, Instinet LLC

Okay, all right. Great, great, great. Thank you. And then secondly, I am wondering about the promotional plan a little bit. And, Marcelo, you are obviously committed to remaining as a price leader. At the same time, it did sound as though you were willing to be a little bit less aggressive with your introductory offers, and I’m wondering how you are balancing that. Thank you.

Raul Marcelo Claure	A

Chief Executive Officer & Director, Sprint Corp.

We look at the market on a monthly basis, and it depends on the competitive pressure of others. However, as you know from the time we’ve taken the helm at Sprint, we haven’t had a shame in terms of being very aggressive from cut your bill in half, 50% off, for life for $100.

So we’ve been true to the strategy that we’ve had. And the last one has worked quite well, and that is bring customers paying for lines one and two, offer a couple of free lines to customers. They like our service, and then after a year we start charging for lines three and four, and now we have started basically charging customers for that, and everything is going according to plan. We have a strategy that we’ve set up since day one, and that is we have to change the perception. The quality of our network is substantially better than the perception, so the strategy that we’ve take is one in which we’re aggressive on pricing.

We let customers test our product, and then we increase their bill just a little bit. But always even after the increase, we continue to be the price leader against our competitors. And that’s working and that’s going to continue to work and that’s pretty much the same strategy that the combined companies will have. I will say, however, with a much bigger advantage with the capacity of the combined company will have.

Jud Henry

Vice President & Head of Investor Relations, Sprint Corp.

Thanks, Marcelo. That’s all the time we have for questions. But before we end the call, I’d like to turn it back to Marcelo for some closing comments. If you have any additional questions following the call, please contact the Sprint Investor Relations team. Marcelo?

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thank you. So I want to thank everyone for joining us today and for your support of Sprint. Our fiscal 2017 results demonstrate, I would say, another milestone in our five-year turnaround plan. We’ve delivered customer growth. We’ve delivered profitability and improved network performance, and we’ve done all of those at the same time. We’ve delivered the highest retail phone net adds in five years. We continue to grow our postpaid customer business and prepaid customer base.

We have improved profitability. We’ve delivered net income for the first time in 11 years. We have our highest operating income in the company’s history, and we have our highest adjusted EBITDA in 11 years.

In addition, at the same time we’re aggressively executing our next-generation network. And what that next-generation network is going to do, it’s going to deliver LTE or 4G parity while deliver the first mobile 5G network. We continue to expand our physical and digital distribution. We are going to continue to always enhance our value proposition and continue to transform our cost structure.

I’m so proud of what we have accomplished as a team so far in our turnaround, and I look forward to sharing more about our transformation success in our future calls. Thank you and have a great evening.

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TOWN HALL MAY 3, 2018 1

NOW LET’S TALK ABOUTTHE MEGA MERGER 2

NYSE

1 DEAL AGREEMENT 3 MONTHS DEAL APPROVAL 9-18 MONTHS INTEGRATION &SYNERGIES 2-3 YEARS 7

WHAT IT TAKES TO GETTHE DEAL APPROVED
Regulators Federal CommunicationCommission Department of Justice,Antitrust National SecurityAdministration Elected Officials The White House State Public Utility Commissions 8

SoftBank Mont Comp Group SoftBank Names Marcelo Claure Chief Operating Officer of SoftBank Group Corp. Claure to also serve as Chief Executive Officer of SoftBank Group International Claure has been elevated to Executive Chairman of Sprint SoflBonk Group Corp) -row. m Mwcrto Clouro O. CMrt Opmang OITIok ot tnt CUM CmkuUM omau ol SonaorP WW «NO M>1» m EUKUtiw. Sprint

SHIFTING MY FOCUS, BUT I’M NOT LEAVING!
Eric Schmidt Howard Schultz HSBC M Douglas Flint 10

Sprint
Sprint
MICHEL COMBES SPRINT CEO Focus on the day-to-day business Execute our winning plan 4’    O vodafone
CEO Alcatel-Lucent CEO Vodafone Europe
Sprint
[GRAPHIC APPEARS HERE]

WORLD-CLASS MANAGEMENT TEAM
Dow Draper Chief Commercial Officer Nestor Cano Chief Operating Officer Ismat Aziz Chief Human Resources Jon Geldmacher President—Sprint Business
Christina Sternberg Chief Administrative Officer Roger Sole Chief Marketing Officer John Saw Chief Technology Officer Jorge Gracia Chief Legal Officer 1

**The best partnerships happen when both companies need each other in order to be successful in future. 13

WHY NOW? Today, this deal is good for everyone -the U.S., consumers, businesses, our Partners and our shareholders

Sprint
Sprint
***U.S. Global 5G Leadership!*** Deliver the Best Nationwide 5G Network with the Capacity and Performance to ensure America’s Leadership Position in the Digital Era *** Pro Competition!*** Deliver an incredible set of innovative services offering to consumers and business, at lower prices
*** Job Creator!***
Create 1,000’s of jobs—well beyond what the 2 companies could do by themselves 15

5G LEADERSHIP

UNIQUELY, COMPLEMENTARY SPECTRUM BANDS Sprint mmW verizon7 New company $40B-$50B 17

VERIZON AND AT&T CAN’TCREATE A NATIONWIDE 5GNETWORK WITH mmW SPECTRUM
$25OK/Site 6M Sites $1.5 Trillion 18

5G IS LIKE GOING FROM BLACK AND WHITE..19

TO COLOR 20

5G IS TRULY REVOLUTIONARY 100X Faster Speeds 21

CONSUMER BENEFITS 23

PRO-CONSUMER & PRO-BUSINESS Better Product & Services BRINGING 5G T AMERICANS 24

WHAT DOES THISMEAN FOR SPRINT? 25

JOBS MORE JOBS FROM DAY 1 $40B Rapid Rollout of 5G Expand Customer Care in U.S. New Retail Locations

WHAT DOES THIS MEAN FOR SPRINT 27

> Sprint Mobile ‘
T -Mobile-’ metroPCS assurance wireless mobile

LEADERSHIP OF THECOMBINED COMPANY
Marcelo ClaureBoard Member
Masayoshi SonBoard Member John LegereCEO Mike SievertChief OperatingOfficer
Rest of team chosen among best of bothcompanies.

HQ2 -Overland Park HQ1- Bellevue, WA 30

5G GLOBAL LEADERSHIP#5GFORALL, INCLUDING RURAL AMERICABETTER PRODUCTS AT LOWER PRICESTHOUSANDS OF NEW JOBSTHE BEST BRANDSMAINTAIN TWO HEADQUARTERS 31

IN THE MEAN TIME COMPETE TO WIN
COMCAST verizon 59

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.